Exhibit 99.1

Goldcorp Announces Investment in Probe Metals

TSX: G  NYSE: GG

(All amounts in $Cdn unless stated otherwise)

VANCOUVER, April 7, 2016 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) (the "Company") announces that it has entered into an agreement with Probe Metals Inc. ("Probe Metals"), pursuant to which the Company has agreed to subscribe for 4,400,000 common shares (the "Probe Metals Shares") in the capital of Probe Metals at a price of $0.66 per share for an aggregate subscription price of $2,904,000 (the "Private Placement").  The 4,400,000 Probe Metals Shares represent approximately 12.6% of the current issued and outstanding Probe Metals Shares.  The acquisition of the Probe Metals Shares is conditional on the closing of the acquisition of Adventure Gold Inc. by Probe Metals (the "Transaction").

The Probe Metals Shares trade on the TSX Venture Exchange under the symbol "PRB", and the Probe Metals Shares will be issued from treasury pursuant to a private placement. Goldcorp currently owns 6,177,846 Probe Metals Shares (17.7% of the current issued and outstanding Probe Metals Shares) and has the right to acquire ownership of 4,400,000 Probe Metals Shares pursuant to the Private Placement, which will result in ownership of an aggregate of 10,577,846 Probe Metals Shares, representing approximately 30.3% of the current issued and outstanding Probe Metals Shares.  Following completion of the Private Placement and the Transaction, Goldcorp will own an aggregate of 10,577,846 Probe Metals Shares, representing approximately 15% of the issued and outstanding Probe Metals Shares.  The Probe Metals Shares are being acquired for investment purposes. Goldcorp will evaluate its investment in Probe Metals from time to time and may, based on such evaluation of market conditions and other circumstances, increase or decrease shareholdings as circumstances require.

This news release is being issued in accordance with National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues. An early warning report respecting the Private Placement will be filed on System for Electronic Document Analysis and Review at www.sedar.com under Probe Metals' issuer profile. In order to obtain a copy of the early warning report, please contact Randall Chatwin, Assistant General Counsel at telephone number: 604-696-3000.

Goldcorp's head office is located at Suite 3400 – 666 Burrard St. Vancouver, BC, V6C 2X8.

About Goldcorp

Goldcorp is a leading gold producer focused on responsible mining practices with safe, low-cost production throughout the Americas.  A portfolio of long-lived, high-quality assets positions Goldcorp to deliver long-term value.

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, or the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of Mineral Reserves (as defined above) and Mineral Resources (as defined above), the realization of Mineral Reserve estimates, the timing and amount of estimated future production, costs of production, targeted cost reductions, capital expenditures, free cash flow, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are necessarily based upon a number of factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold and other by-product metals, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold and other by-product metals price volatility, discrepancies between actual and estimated production, mineral reserves and mineral resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company does or may carry on business in the future, delays, suspension and technical challenges associated with capital projects, higher prices for fuel, steel, power, labour and other consumables,  currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to international operations including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; environmental risks; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other by-product metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; risks related to the integration of acquisitions; accidents, labour disputes; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and other risks of the mining industry, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's most recent annual information form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of the Company's operating environment. Goldcorp does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

SOURCE Goldcorp Inc.

%CIK: 0000919239

For further information: please contact: Lynette Gould, Director, Investor Relations, Goldcorp Inc., Telephone: (604) 695-1446, E-mail: info@goldcorp.com, www.goldcorp.com

CO: Goldcorp Inc.

CNW 23:55e 07-APR-16